SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

_______________________________________________
                                               :
              In the Matter of                 :
                                               :
      CENTRAL AND SOUTH WEST CORPORATION       :   CERTIFICATE
                                               :
              File No. 70-8423                 :       OF
                                               :
 (Public Utility Holding Company Act of 1935)  :   NOTIFICATION
                                               :
_______________________________________________:


          Central and South West Corporation (the "Company") hereby certifies that:

          1. On February 21, 1996 the Company entered into an Underwriting Agreement (the "Underwriting Agreement") with Morgan Stanley & Co. Incorporated, CS First Boston Corporation, Dean Witter Reynolds Inc., Goldman, Sachs & Co. and Smith Barney Inc. as U.S. representatives of the U.S. underwriters (the "U.S. Underwriters") and Morgan Stanley & Co. International Limited, CS First Boston Limited, Dean Witter International Ltd., Goldman Sachs International and Smith Barney Inc. as international representatives of the international underwriters (the "International Underwriters" and together with the U.S. Underwriters, the "Underwriters") for the negotiated sale of up to 15,525,000 shares of the Company's Common Stock (the "Stock").

          2. On February 27, 1996, the Company issued, sold and delivered 15,525,000 shares of the Stock to the Underwriters at a price of $25.625 per share, being the price specified in the Underwriting Agreement.

          3. The above-described transactions have been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Form U-1 Application-Declaration of the Company in File No. 70-8423, and in accordance with the terms and conditions of the Commission's order dated September 27, 1995, related to the Application-Declaration.

          The following exhibits (in the final form thereof in which executed, filed or used) are filed herewith or have been previously filed and are incorporated by reference herein:

          Exhibit 2  -    Final or "Past Tense" Opinion of
                          Milbank, Tweed, Hadley & McCloy,
                          United States counsel to the Company.

          Exhibit 9  -    Underwriting Agreement dated
                          February 21, 1996 (incorporated herein
                          by reference to Exhibit 1 to the
                          Company's Form 8-K dated February 22,
                          1996, File No. 1-1443).





                        S I G N A T U R E
                        - - - - - - - - -


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          DATED:  March 8, 1996



                              Central and South West Corporation



                              By: /s/STEPHEN J. MCDONNELL
                                     Stephen J. McDonnell
                                           Treasurer


                         INDEX TO EXHIBITS


Exhibit                                             Transmission
Number                   Exhibit                       Method
-------                  -------                    ------------

 2                 Final or "Past Tense"              Electronic
                   Opinion of Milbank,
                   Tweed, Hadley & McCloy,
                   United States Counsel
                   to the Company.

 9                 Underwriting Agreement             Incorporated
                   dated February 21, 1996.           by Reference